SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2004

                         Commission File Number: 1-14862

                                  Braskem S.A.
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                    (Exact Name as Specified in its Charter)

                                       N/A
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                 (Translation of registrant's name into English)


                 Rua Eteno, 1561, Polo Petroquimico de Camacari
                     Camacari, Bahia - CEP 42810-000 Brazil
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F X            Form 40-F
                              ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes            No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      BRASKEM S.A.

Date:  October 21, 2004

                                      By: /s/ Paul Elie Altit
                                         ---------------------------------------
                                         Name:  Paul Elie Altit
                                         Title: Chief Financial Officer

                                  EXHIBIT INDEX


Exhibits            Description of Exhibits
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99.1                Minutes of the Board of Directors, dated October 6, 2004
99.2                Minutes of the Board of Directors, dated October 18, 2004
20.1                Relevant Fact, dated October 19, 2004
20.2 Notice to Debenture Holders of the 11th Public Issue of Secured Non-Convertible Debentures, dated October 19, 2004